SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.   20549

                                    SCHEDULE 13D

                       Under the Securities Exchange Act of 1934



                              ADVA INTERNATIONAL INC.
                                (Name of Issuer)


                           Common Stock - $.001 Par Value
                           (Title of Class of Securities)



                                   00100W-10-8
                                 (CUSIP Number)



                            Focus Tech Investments, Inc.
                               179 Ruskin Drive East
                            Montgomery, Texas 77356
                                 936 409 7500
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                             March 24, 2000
         (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box {  }.



1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Focus Tech Investments, Inc. (52-216-8577)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) {   }
                                                    (b) {   }

3. SEC USE ONLY


4. SOURCE OF FUNDS

         00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)    {   }

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A, Texas

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         SOLE VOTING POWER

          60,000

8. SHARED VOTING POWER

         0

9. SOLE DISPOSITIVE POWER

          60,000

10. SHARED DISPOSITIVE POWER

         0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        60,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES       {   }

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.38%

14. TYPE OF REPORTING PERSON

        Consultant

Item 1.   Security and Issuer.

This Schedule 13D is filed on behalf of Focus Tech Investments,
Inc. (the "Reporting Corporation"), relative to the $ .001 par value Common Stock issued by ADVA International Inc. The principal executive offices of ADVA International Inc.
are located at 6 Woodcross Drive, Columbia, South Carolina 29212.

Item 2. Identity and Background.

Reporting Person

(a)Focus Tech Investments, Inc.
(b) 179 Ruskin Drive East, Montgomery, Texas 77356
(c) The principal occupation of the Reporting Corporation is a
Consultant
(d) and (e)   See below;
(f) United States citizen.

During the last five years, the above (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was not party to a civil proceeding of a judicial or administrative body or of competent jurisdiction and as a result of such proceeding, was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation or respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 60,000 shares of Common Stock of ADVA International Inc. (the "Shares") on March 24, 2000, issued as stock in lieu Of cash compensation for consulting services under the 2000 CONSULTING PLAN, Which is filed herein by reference as Exhibit A. Prior to March 24, 2000, the
Reporting Corporation did not own directly or indirectly any shares of ADVA International Inc.

Item 4. Purpose of the Transaction.

 The Shares were issued as stock in lieu of cash compensation for consulting services consisting of providing advice and counsel regarding ADVA International Inc. Board's decision that it is in the best interest of all of the stockholders of ADVA International Inc. to pursue opportunities to merge a private company into ADVA International Inc., a Bulletin Board traded public shell. Consulting services will also include negotiating a suitable transaction with interested parties, and recommending certain changes in the corporate structure to accommodate such a
"reverse merger" or "share exchange".   The Reporting
Corporation, along with others appointed by the Board of ADVA International Inc., shall act as a "Committee" appointed for the purpose of seeking potential reverse merger or share exchange candidates, or technology or business partners, reviewing available information, negotiating terms of a share exchange or merger, or terms of a stock sale, and presenting recommendations to the Board of ADVA International Inc. for approval; in addition, the committee may seek opportunities and pursue negotiations with potential alliances and partners, merger/acquisition candidates, joint ventures, corporate partners, technology partners, and others, excluding financial and financially related transactions and any activities related to capital formation.

Except as described in this Schedule 13D, including this Item 4, the Reporting Corporation has no plans or proposals which relate to or which would result in any events described in subsections
(a) through (j) of Item 4 of the General Instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of March 24, 2000, the Reporting Corporation beneficially owned 60,000 shares (or approximately 8.38% of the outstanding shares)of ADVA International Inc.
(b) The Reporting Corporation will have sole power to vote and to dispose of the 60,000 shares.
(c) As of March 24, 2000, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving ADVA International
Inc. equity securities had been engaged in by the Reporting Person.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  None.

Item 7. Material to be Filed as Exhibits.

1. Filed herein by Reference as Exhibit A, the 2000 CONSULTING
PLAN filed with the Securities and Exchange Commission on March
6, 2000 by ADVA International Inc. as Exhibit 99 to Form S-8 dated March 6, 2000.

After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.



Dated:  May 4, 2000

  /s/Focus Tech Investments, Inc.

     Focus Tech Investments, Inc.